Coral Gold Resources Ltd
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Tel.: (604) 682-3701

information circular

AS AT AND DATED May 22, 2009

This Information Circular accompanies the Notice of the 2009 Annual General & Special Meeting of shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

revocability of proxy

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

persons or companies making the solicitation

the enclosed proxy is being solicited by
management of the company

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

voting shares and principal holders thereof

The Company is authorized to issue unlimited Common shares without par value. There is one class of shares only. There are issued and outstanding 24,989,771 Common shares. At a General Meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all shareholders of record as of the 20th day of May, 2009 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notary certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or at the Head Office of the Company at Suite 400 - 455 Granville Street, Vancouver, British Columbia, V6C 1T1 not less than 48 hours, except Saturdays and holidays, prior to the time of the holding of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

FINANCIAL STATEMENTS

The audited financial statements of the company for the year ended January 31, 2009, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.com.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed.

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

Management proposes that the number of directors for the Company be determined at five (5) for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Number of Shares Beneficially
		Owned, Directly or Indirectly, or	Principal Occupation and if
		over which Control or Direction is	not at present an elected
Name and Present		Exercised at the Date of this	director, occupation during
Office Held	Director Since	Information Circular	THE PAST FIVE (5) YEARS
Lloyd J. Andrews(1)(2)(3)
Rathdrum, ID	1997/09/04	47,000	Retired Executive.
Chairman and Director
Gary Robertson(1) (2) (3) Moncton, NB Director	2003/07/17	34,500 (Directly) 138,300 (Indirectly)	Financial Planner.
Chris Sampson(1)
Vancouver, BC	1996/01/29	66,300	Professional Geologist
VP Exploration and Director
David Wolfin West Vancouver, BC Director	1997/09/05	132,300 (Directly) 396,300 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers.
Louis Wolfin(3) West Vancouver, BC CEO and Director	1990/07/27	796,801 (Directly) 679,300 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers.
(1) Member of the audit committee.
(2) Member of the corporate governance committee
(3) Member of the compensation committee

All of the nominees are residents of Canada, except for Lloyd J. Andrews who resides in the United States.

The Company has an audit committee, a corporate governance committee and a compensation committee the members of which are set out above.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity.

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

executive compensation

Please see Form 51-102F6 Statement of Executive Compensation attached to this Information Circular as Schedule "B".

management contracts

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Smythe Ratcliffe, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Smythe Ratcliffe, Chartered Accountants were appointed to the position of Auditors of the Company on November 13, 2008. Copies of letters and Notice NI51-102 are attached herewith.

interest of informed persons in material transactions

No Informed Persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

interest of certain persons in matters to be acted upon

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

AUDIT COMMITTEE

Under National Instrument 52-110 - Audit Committees ("NI 52-110") reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee's Charter, composition of the Committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee
1.1
 The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee
2.1
At least one Member must be "financially literate" as defined under MI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements

2.2	The Audit Committee shall consist of no less than three Directors.
2.3	At least one Member of the Audit Committee must be "independent" as defined under MI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors
3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.
3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.
3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.
3.4	The Audit Committee will have direct communications access at all times with the external auditors.
4.	Non-Audit Services
4.1
The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)    acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and
(ii)   performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors
5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.
5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.
6.	Evaluation of Auditors
6.1
The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors
7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.
7.2	The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors
8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.
9.	Funding of Auditing and Consulting Services
9.1
Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor
10.1
At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls
11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.
12.	Continuous Disclosure Requirements
12.1
At this time, due to the Company's size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters
13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.
13.2
The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review
14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.
15.	Independent Advisers
15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent (1)	Financially Literate*[2]'	Education and/or Experience
Gary Robertson	Yes	Yes	CFP and director of several reporting issuers
Lloyd J. Andrews	Yes	Yes	Director of several reporting issuers
Chris Sampson	No	Yes	P. Eng.

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the
Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee's consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company's external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending January 31	Audit Fees	Audit Related Fees	Tax Fees	All other Fees
2009	$55,000*	Nil	Nil	Nil
2008	$75,000	Nil	Nil	$11,000(1)

*Estimated
(1) Adoption of FIN48 accounting standard and Form 20-F review services.

Exemption

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by NI 52-110. The Company is a "venture issuer" as that term is defined under NI 52-110.

corporate governance

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

The Board is currently comprised of five (5) directors, of whom each of Gary Robertson and Lloyd Andrews are independent for the purposes of NI 58-101. Chris Sampson is not independent since he serves as VP Exploration of the Company. David Wolfin is not independent since he is the President of the Company. Louis Wolfin is not independent since he serves as Chief Executive Officer of the Company.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuer
David Wolfin	Avino Silver & Gold Mines Ltd. Berkley Resources Inc. Bralorne Gold Mines Ltd. Cresval Capital Corp. Gray Rock Resources Ltd. Levon Resources Ltd. Mill Bay Ventures Inc.
Louis Wolfin	Avino Silver & Gold Mines Ltd. Bralorne Gold Mines Ltd. Levon Resources Ltd. Cresval Capital Corp.
Lloyd J. Andrews	Avino Silver & Gold Mines Ltd. Bralorne Gold Mines Ltd.
Gary Robertson	Avino Silver & Gold Mines Ltd. Bralorne Gold Mines Ltd. Levon Resources Ltd. Mill Bay Ventures Inc. Sage Gold Ltd.
Chris Sampson	Sego Resources Ltd.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company's offices and, from time to time, are combined with presentations by the Company's management to give the directors additional insight into the Company's business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct. The Board monitors the ethical conduct of the Company to ensure compliance with applicable legal and regulatory requirements. The Board has found that the foregoing in combination with the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Compensation Committee recommends to the Board the compensation of the Company's directors and the Chief Executive Officer which the Compensation Committee feels is suitable. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

Other Board Committees

The Board has no other committees, other than the Audit Committee, Corporate Governance Committee and Compensation Committee. The functions of the Audit Committee and Compensation Committee are described above. The function of the Corporate Governance Committee is to monitor developments in corporate governance, review the Company's corporate governance policies and procedures, and recommend any required revisions or improvements to the Company's corporate governance policies and procedures to the Board of directors.

Assessments

Due to the minimal size of the Company's board of directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

particulars of matters to be acted upon

New Rolling Stock Option Plan

It is proposed to implement a new stock option plan to supersede and replace the existing Stock Option Plan. The new stock option plan (the "2009 Stock Option Plan") for insiders, employees and other service providers to the Company, will reserve up to 10% of the issued shares from time to time, as a "rolling stock option plan". Currently, there are 24,989,771 shares issued, so the 2009 Stock Option Plan will currently permit up to 2,498,977 shares for incentive stock option grants under the plan to qualifying persons, less the currently issued and outstanding stock options. New stock options may be granted under the 2009 Stock Option Plan for up to a maximum of ten (10) years.

In addition, the 2009 Stock Option Plan will limit the number of stock options, which may be granted to any one individual to not more than 5% of the total issued shares of the Company in any 12 month period, and not more than 10% of the total issued shares to all insiders at any time or granted over any 12 month period (in the absence of disinterested shareholder approval). The number of options granted to any one consultant, or a person employed to provide investor relations activities, in any 12 month period must not exceed 2% of the total issued shares of the Company. Any stock options granted under the 2009 Stock Option Plan will not be subject to any vesting schedule, unless otherwise determined by the Board of Directors. Shareholders are referred to the full text of the 2009 Stock Option Plan, a copy of which is attached as Schedule "A" for complete details.

The 2009 Stock Option Plan must be approved by a majority of the "disinterested" shareholders entitled to vote present in person or by proxy at the Meeting, and be accepted for filing by the TSX Venture Exchange (the "Exchange"). "Disinterested" shareholders means all shareholders of the Company who are not directors, senior officers, promoters or insiders of the Company, or their associates, as such terms are defined under the Securities Act (British Columbia). In the event such disinterested shareholder approval is not obtained, the Company will not proceed with the 2009 Stock Option Plan.

Issuance or Re-pricing of Insiders' Stock Options

In addition, as noted above, under the terms of the Plan and the policies of the Exchange, the Company must obtain "disinterested" shareholder approval to:

(a)	decrease the exercise price of stock options previously granted to insiders;
(b)	reserve for issuance, under stock options granted to Insiders, a number of shares exceeding 10% of the number of issued shares;
(c)	grant to insiders, within a 12-month period, a number of options exceeding 10% of the number of issued shares; and
(d)	issue to any one optionee, within any 12-month period, a number of shares exceeding 5% of the issued shares.

It may occur that the Company will grant stock options to insiders pursuant to the Plan, from time to time during the next 12 months that in aggregate will exceed 10% of the Company's issued Common Shares. Accordingly, disinterested shareholders will be asked at the Meeting to pass an ordinary resolution to give to the Directors a general authority to implement any of the above. Granting the Directors this general right and authority to issue or renegotiate the price of such stock options does not mean that the same will occur. Rather it allows the Directors the flexibility to undertake the same should the circumstances warrant, without the expense of calling another shareholder meeting to specifically approve each issuance or renegotiation of price.

other matters

Management knows of no other matters to come before the meeting other than those referred to in the notice of meeting. however, should any other matters properly come before the meeting; the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the Proxy.

additional information

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 400 - 455 Granville Street, Vancouver, B.C., V6C 1T1 to request copies of the Company's financial statements and management and discussion and analysis of financial results. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

board approval

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

By Order of the Board of Directors

coral gold resources ltd.

"David Wolfin"
______________________
David Wolfin, President

SCHEDULE"A"

CORAL GOLD RESOURCES LTD.

STOCK OPTION PLAN

1.	PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers, Employees, Consultants, Consultant Company or Management Company Employees (as such terms are defined below) of the Company and its subsidiaries, or an Eligible Charitable Organization (collectively "Eligible Persons"), to be known as the "Stock Option Plan" (the "Plan"). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to ten years, as determined by the board of directors of the Company, to buy shares of the Company at a price equal to the Market Price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board.

2.	DEFINITIONS
In this Plan, the following terms shall have the following meanings:
2.1	"Associate" means an "Associate" as defined in the TSX Policies.
2.2	"Board" means the Board of Directors of the Company.
2.3
"Change of Control" means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

2.4	"Company" means Coral Gold Resources Ltd. and its successors.
2.5	"Consultant" means a "Consultant" as defined in the TSX Policies.
2.6	"Consultant Company" means a "Consultant Company" as defined in the TSX Policies.
2.7	"Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)        being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)        acting as a director or officer of the Company or its subsidiaries.

2.8	"Discounted Market Price" of Shares means, if the Shares are listed only on the TSX Venture Exchange, the Market Price less the maximum discount permitted under the TSX Policy applicable to Options.
2.9	"Eligible Charitable Organization" means an "Eligible Charitable Organization" as defined in the TSX Policies.
2.10	"Eligible Persons" has the meaning given to that term in section 1 hereof.
2.11	"Employee" means an "Employee" as defined in the TSX Policies.
2.12	"Exchanges" means the TSX Venture Exchange and, if applicable, any other stock exchange on which the Shares are listed.
2.13	"Expiry Date" means the date set by the Board under subsection 3.1 of the Plan, as the last date on which an Option may be exercised.
2.14	"Grant Date" means the date specified in the Option Agreement as the date on which an Option is granted.
2.15	"Insider" means an "Insider" as defined in the British Columbia Securities Act.
2.16	"Investor Relations Activities" means "Investor Relations Activities" as defined in the TSX Policies.
2.17	"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in Multi-lateral Instrument 62-104, Take-Over Bids and Issuer Bids.
2.18	"Management Company Employee" means a "Management Company Employee" as defined in the TSX Policies.
2.19
"Market Price" of Shares at any Grant Date means the last closing price per Share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the Grant Date, or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

2.20	"Option" means an option to purchase Shares granted pursuant to this Plan.
2.21	"Option Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option.
2.22	"Optionee" means each of Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.
2.23	"Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.24	"Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.
2.25	"Plan" means this Stock Option Plan.
2.26
"Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.27	"Securities Act" means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.
2.28	"TSX Policies" means the policies included in the TSX Venture Exchange Corporate Finance Manual and "TSX Policy" means any one of them.
2.29	"Unissued Option Shares" means the number of Shares, at a particular time, which have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.
2.30	"Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.
3.	GRANT OF OPTIONS
3.1
 Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee

3.2	Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be that number equal to 10% of the Company's issued share capital from time to time. The number of Shares reserved for issuance under the Plan and all of the Company's other previously established or proposed share compensation arrangements:

(a)    in aggregate shall not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis; and

(b)    to any one Optionee within a 12 month period shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Company).

The number of Shares which may be issuable under the Plan and all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a) to all Insiders shall not exceed 10% of the total number of issued and outstanding shares on the Grant Date a non-diluted basis;

(b)   to any one Optionee, shall not exceed 5% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Company);

(c) to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis; and

(d)   to all Eligible Persons who undertake Investor Relations Activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis, which Options are to be vested in stages over a one-year period and no more than one-quarter (1/4) of such Options may be vested in any three (3) month period.

3.3	Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Company or Management Company Employees, the Company is representing herein and in the applicable Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.	EXERCISE OF OPTION
4.1	When Options May be Exercised

Subject to subsections 4.3 and 4.4, an Option shall be granted as fully Vested on the Grant Date, and may be exercised to purchase any number of Shares up to the number of Unissued Option Shares at any time after the Grant Date, provided that this Plan has been previously approved by the shareholders of the Company, up to 4:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2	Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3	Vesting of Option Shares
An Option shall be granted hereunder as full Vested, unless a vesting schedule is imposed by the Board as a condition of the grant on the Grant Date.
4.3	Termination of Employment
If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:
(a) Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)           365 days after the date of death or Disability; and

(ii)           the Expiry Date.

(b)           Termination For Cause

If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee's employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination shall be cancelled as of that date.

(c)          Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person.

4.4	Effect of a Take-Over Bid

If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon the Option Shares subject to such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)    the Offer is not completed within the time specified therein; or

(b)    all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised. If any Option Shares are returned to the Company under this subsection 4.4, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.
4.5	Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, are Vested (subject to the proviso below), and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, PROVIDED THAT where an Option was granted to a consultant providing Investor Relations Activities, the Directors declaration that Option Shares issuable upon the exercise of such Options granted under the Plan be Vested with respect to such Option Shares, is subject to prior approval of the Exchanges. The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days and not more than 35 days notice is required.

4.6	Effect of a Change of Control
If a Change of Control occurs, all Option Shares subject to each outstanding Option may be exercised in whole or in part by the Optionee.

4.7	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, by the cancellation of the right to purchase Option Shares under the Option Agreement shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.8	Shares Not Acquired or Exercised

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired, and any Option Shares acquired by an Optionee under an Option when exercised, may be made the subject of a further Option granted pursuant to the provisions of the Plan.

5.	ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES
5.1
Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)           the Option Price will be adjusted to a price per Share which is the product of:

(i)    the Option Price in effect immediately before that effective date or record date; and

(ii)   a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares  that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)   the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subparagraph (a)(ii).

5.2	Special Distribution Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

(a)   shares of the Company, other than the Shares;

(b)   evidences of indebtedness;(c) any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or

(d)   rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3	Corporate Organization

Whenever there is:

(a)   a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in subsections 5.1 or 5.2;

(b)   a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)   a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation,

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

5.4	Determination of Option Price and Number of Unissued Option Shares
If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5
Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of subsection 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

6.	MISCELLANEOUS
6.1
Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2	Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. Disinterested shareholder approval (as required by the Exchanges) will be obtained for any reduction in the exercise price of any Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3	Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in subsection 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4	Income Taxes

As a condition of and prior to participation of the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

6.5	Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

6.6	Form of Notice
A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.
6.7	No Representation or Warranty
The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.
6.8	Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchanges having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9	No Assignment
No Optionee may assign any of his or her rights under the Plan or any Option granted thereunder.
6.10	Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11	Conflict
In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.
6.12	Governing Law The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia.

-  -

6.13	Time of Essence
Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.
6.14	Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Approved by the Board of Directors on May 22, 2009.

"David Wolfin"
_________________________
David Wolfin, President

SCHEDULE "A"

CORAL GOLD RESOURCES LTD.
STOCK OPTION PLAN

OPTION AGREEMENT

[Note: If the Option Price is less than the Market Price at the time of the grant then insert the following legend:] Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this agreement and any securities issued upon exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ■, 200■ [four months and one day after the date of grant].

This Option Agreement is entered into between Coral Gold Resources Ltd. (the "Company") and the Optionee named below pursuant to the Company Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.      on ■, 200" (the "Grant Date");

2.      ■ (the "Optionee");

3.      was granted the option (the "Option") to purchase ■ Common Shares (the "Option Shares") of the Company;

4.     for the price (the "Option Price") of $■ per share;

5.     which shall be exercisable as fully Vested from the Grant Date, unless the granting of this Option is to a consultant providing Investor Relations Activities in which case the Option will be vested over a 12 month period from the date of grant in accordance with TSX Policy;

6.      terminating on the ■, 200B (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have been granted, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ■ day of ■, 200".

CORAL GOLD RESOURCES LTD. Per:
OPTIONEE	Authorized Signatory

SCHEDULE "B"

Form 51-102F6
Statement of Executive Compensation
(for the year ended January 31, 2009)

CORAL GOLD RESOURCES LTD.

For purposes of this Statement of Executive Compensation, "named executive officer" of the Company means an individual who, at any time during the year, was:

(a)   the Company's chief executive officer ("CEO");

(b)   the Company's chief financial officer ("CFO");

(c)   each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)   any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial year;

Each a "Named Executive Officer" ("NEO").

Based on the foregoing definition, during the last completed fiscal year of the Company, there were three (3) Named Executive Officers, namely, its CEO, Louis Wolfin, its current CFO, Lisa Sharp, and its former CFO, Kevin Bales.

1) COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to the NEOs. The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive's level of responsibility. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objectives of incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees. No incentive bonuses were paid to executive officers and employees during the most recently completed fiscal year. The objectives of the stock option are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company's Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm's length services providers.

The process for determining executive compensation relies solely on Board discussions with the input from and upon the recommendations of the Compensation Committee, without any formal objectives criteria and analysis.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company's securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Cash payment to add variable component to compensation	Based on corporate and individual performances of key personnel.
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Retain qualified leaders, motivate strong business performance.

2) SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended January 31, 2009 of the Company to its NEOs:

Name and principal position	Year	Salary	Share- based awards ($)	Option- based awards ($) (*)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Louis Wolfin CEO and Director	2008	$75,000	nil	nil	nil	nil	nil	nil	$75,000
Lisa Sharp (1) CFO	2008	$12,756	nil	nil	nil	nil	nil	nil	$12,756
Kevin Bales Former CFO	2008	$5,227	nil	nil	nil	nil	nil	nil	$5,227

*The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company's shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(1) Ms. Lisa Sharp was appointed CFO of the Company on June 9, 2008.

Annual Base Salary

Base Salary for the NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs shall, for the purpose of establishing appropriate increases, be reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers. The decision on whether to grant an increase to the executive's base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Long Term Incentive Plan (LTIP)

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year ended January 31, 2009.

Option Based Award

An Option Based Award is in the form of an incentive stock option plan. The objective of the incentive stock option is to reward NEOs', employees' and directors' individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee. The plan currently used by the Company is 2008 Stock Option Plan.

The Company currently maintains a formal stock option plan (the "Plan"), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company's issued capital from time to time. For details of the option plan please refer to "Particulars of Matters to be Act Upon" in the Information Circular.

The 2008 Stock Option Plan is administered by the Compensation Committee pursuant to the 2008 Stock Option Plan. The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee to the Board of Directors.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company's directors and the NEOs which the Committee feels is suitable.

All previous grants of option-based awards are taken into account when considering new grants.

3) INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2009:

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested
Louis Wolfin CEO & Director	150,000 150,000 225,000	$0.56 $1.17 $1.29	Dec. 1, 2009 Dec. 12, 2010 Sept. 5, 2011	Nil	Nil	Nil
Lisa Sharp CFO	Nil	N/A	N/A	N/A	N/A	N/A
Kevin Bales, Former CFO	10,000 30,000	$0.56 $1.29	Dec 31, 2008 Dec 31, 2008	Nil	Nil	Nil
(1) No value was attributed to unexercised options that were out of the money on January 31, 2009

Incentive plan awards - value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended January 31, 2009:

Name	Option-based awards -Value vested during the year ($) (1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Louis Wolfin CEO & Director	Nil	Nil	Nil
Lisa Sharp CFO	N/A	N/A	N/A
(1) No value was attributed to unexercised vested options that were out of the money on January 31, 2009.

4) PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5) TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company does not have any employment contracts with the NEOs, and there are no contractual provisions for termination of employment or change in responsibilities.

6) DIRECTOR COMPENSATION

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended January 31, 2009:

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Lloyd Andrews	$12,000	NIL	NIL	NIL	NIL	NIL	$12,000
Gary Robertson	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Chris Sampson	NIL	NIL	NIL	NIL	NIL	NIL	NIL
David Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(1) The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company's shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

The Company paid Lloyd Andrews, an independent director, an annual payment of $12,000 ($6,000 for fees and $6,000 for office expenses).

Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 220,200 shares of the Company at a price of $0.56 per share exercisable on or before December 1, 2009, of which 160,200 have been exercised, an aggregate of 225,000 shares of the Company at a price of $1.17 per share exercisable on or before December 12, 2010, none of which have been exercised; an aggregate of 165,000 shares of the Company at a price of $1.29 per share exercisable on or before September 5, 2011, none of which have been exercised; and an aggregate of 125,000 shares of the Company at a price of $1.00 per share exercisable on or before September 26, 2012, none of which have been exercised.

Ernst & Young LLP Suite 2300, 700 West Georgia Street Vancouver, BC V7Y 1C7 Canada Tel: +1-604-891-8200 Fax: +1-604-643-5422 www.ey.com

December 3, 2008

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re:     Coral Gold Resources Ltd.
           Change of Auditor Notice dated November 27, 2008

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Ernst & Young LLP

cc: The Board of Directors, Coral Gold Resources Ltd

SmytheRatcIiffe
CHARTERED ACCOUNTANTS

December 1, 2008

British Columbia Securities Commission PO Box 10142, Pacific Centre 701 West Georgia Street Vancouver, BC V7Y 1L2	Ontario Securities Commission 20 Queen Street West, Suite 1903 Toronto, ON M5H 3S8
Alberta Securities Commission 4 Floor, 300 5 Avenue SW Calgary, AB T2P 3C4

Dear Sirs:

Re:     Coral Gold Resources Ltd. (the "Company")
Change of Auditor

We are writing in accordance with Section 4.11(5)(a)(i) of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated November 27, 2008 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

AS H/mb/175990

cc: Coral Gold Resources Ltd.

CLARITY . PASSION . BALANCE
7th Floor, Marine Building 355 Burrard Street, Vancouver, BC Canada V6C2C8	Telephone: Fax : Web:	604.687.1231 604.688.4675 SmytheRatcliffe.com

coral gold resources ltd.
(the "Company")

NOTICE NATIONAL INSTRUMENT 51-102

TO:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

The Auditors of the Company have been the firm of Ernst & Young LLP, Chartered Accountants, of Vancouver, British Columbia.

Ernst & Young LLP, Chartered Accountants, have been terminated as Auditors of the Company effective November 13, 2008 and Smythe Ratcliffe, Chartered Accountants, have been appointed by the Directors of the Company as the new Auditors of the Company commencing November 13, 2008.

The proposal to appoint Smythe Ratcliffe, Chartered Accountants, as the new Auditors for the Company was approved by the Company's Audit Committee.

There have been no reservations in any of the Auditor's Reports on the Company's financial statements for the fiscal years ended January 31, 2008 and 2007, or for any-period subsequent to the last completed fiscal year for which an audit report was issued and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditors and the successor Auditors indicating their agreements with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 27th day of November, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF
CORAL GOLD RESOURCES LTD.

"David Wolfin "
____________________
David Wolfin
President